C21 Closes Acquisition of Cannabis Dispensary in Reno, Nevada

A 6,500 square-foot purpose-built additional retail channel for the Company's expanded cultivation

VANCOUVER, June 7, 2024 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company") is pleased to announce the completion of the previously announced (see news release dated March 15, 2024) acquisition of a 6,500 square-foot, purpose-built, operational retail cannabis dispensary (the "Dispensary") located in South Reno, Nevada (the "Dispensary Acquisition").

The Dispensary Acquisition was completed pursuant to the terms of an asset purchase agreement (the "Agreement") between the Company's wholly-owned Nevada subsidiary, Silver State Relief, LLC ("Silver State") and Deep Roots Harvest, Inc. ("Deep Roots"). The Dispensary Acquisition involved the purchase by Silver State from Deep Roots of its certain assets including applicable licenses (the "Regulatory Assets"). The purchase price paid by Silver State to Deep Roots in connection with the Dispensary Acquisition was US$3,500,000.

Chief Executive Officer and President of the Company, Sonny Newman commented: "With the addition of our third Nevada dispensary, we are pleased to be entering a significant new growth phase for C21. This large, purpose-built store, with its desirable location in a high-traffic, burgeoning area in South Reno, compliments our existing retail storefronts and will leverage our strong brand presence in the state. We anticipate meaningful revenue growth, improved margins and expect this acquisition will be highly accretive to C21's bottom line. Rebranded under our Silver State Relief banner, we look forward to our new dispensary being operational in short order and will continue to actively pursue additional retail channels to build further shareholder value."

The transfer of the Regulatory Assets acquired pursuant to the Dispensary Acquisition remains subject to the approval by the City of Reno, Nevada, which is expected to occur on or about June 12, 2024.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.ca and www.cxxi.ca.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements include, but are not limited to, statements with respect to: the receipt of all required regulatory approvals, including the approval of the City of Reno, Nevada in connection with the Dispensary Acquisition and the transfer of the Regulatory Assets in connection therewith; the expected benefits to be derived from the Dispensary Acquisition, including the ability of the Company to expand its retail footprint in Nevada, the expected revenue to be generated from the Dispensary and the ability of the Company to expand the portion of its cultivation capacity sold through its retail channel; and the intention to integrate and rebrand the Deep Roots dispensary under the Silver State Relief banner.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: (i) successful completion of the Dispensary Acquisition and the integration of the assets acquired in connection therewith; (ii) the ability to manage anticipated and unanticipated costs; (iii) achieving the anticipated results of the Company's strategic plans; (iv) obtaining and maintaining all required licenses, approvals and permits, including regulatory approvals required to complete the transfer of the Regulatory Assets; and (vi) general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation, the inability to achieve the Company's strategic business plan; the inability to obtain required regulatory approvals from the City of Reno, Nevada in connection with the transfer of the Regulatory Assets; the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, and those other risk factors discussed in the Company's 20F filing with the SEC and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.